Filed pursuant to Rule 253(g)(2)

File No. 024-12056

SUPPLEMENT DATED JUNE 2, 2023

TO THE OFFERING CIRCULAR DATED MAY 18, 2023

OF

CALTIER FUND 1 LP

This document supplements, and should be read in conjunction with, the offering circular dated May 18, 2023 (the “Offering Circular”) of CalTier Fund I LP (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The Offering Circular is available HERE.

The purpose of this supplement is to announce that, on May 24, 2023, the Company sold The Legend Condo, a wholly-owned property of the Company located at 325 7th Avenue, #1101, San Diego, CA 92101, to an individual private purchaser for a sale price of $869,000.

The information in the Offering Circular, including the information set forth in the “The Company’s Business” and “Management’s Discussion and Analysis” sections of the Offering Circular is qualified by reference to the information in this supplement with respect to the sale of The Legend Condo.